Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

Stantec

STANTEC INC. 2013
MANAGEMENT INFORMATION CIRCULAR
March 14, 2013

One Team. Integrated Solutions.

STN·TSX·NYSE

TABLE OF CONTENTS

TABLE OF CONTENTS	3
INVITATION TO SHAREHOLDERS	5
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	7
QUESTIONS AND ANSWERS ON VOTING	8
BUSINESS OF THE MEETING	12
1 Financial Statements	12
2 Election of Directors	12
3 Appointment of Auditor	12
4 Non-binding Advisory Vote on Executive Compensation	13
NOMINEES FOR ELECTION TO BOARD OF DIRECTORS	14
DIRECTOR COMPENSATION	21
Components of Compensation	21
Directors’ Total Compensation for 2012	23
BOARD OF DIRECTORS INFORMATION	24
Role and Duties of the Board of Directors	24
Corporate Governance Practices	25
Composition of the Board	27
Serving on Our Board	29
COMMITTEE REPORTS	31
Audit and Risk Committee	31
Corporate Governance and Compensation Committee	33
EXECUTIVE COMPENSATION OVERVIEW	35
Letter from the Corporate Governance and Compensation Committee	35
Compensation Discussion and Analysis	36
Employment Contracts	51
ADDITIONAL INFORMATION	54
Currency	54
Interest of Certain Persons in Matters to be Acted Upon	54
2013 Shareholder Proposals	54
Continuous Disclosure	54
Normal Course Issuer Bid	54
Shareholder Feedback	55
Directors’ Approval	55
Schedule A	56
Activities of the Audit and Risk Committee in 2012	56
Schedule B	58
Activities of the Compensation and Corporate Governance Committee in 2012	58
Schedule C	60
Stantec Employee Share Option Plan Information	60

2013 MANAGEMENT INFORMATION CIRCULAR	3

INVITATION TO SHAREHOLDERS

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual meeting of shareholders of Stantec Inc. Meeting details follow:

Date:	Thursday, May 9, 2013

Time:	10:30 AM (MDT)

Place:	MacEwan University

Alberta College Campus

Room 13, Muttart Hall

10050 MacDonald Drive

Edmonton, Alberta

For your convenience, we also offer the meeting through the Internet. The presentation will be broadcast live and archived under the Investors section on www.stantec.com.

During the meeting, we will review the Company’s 2012 operating and financial performance and outline our strategy going forward.

Enclosed in this package are the Notice of Meeting, proxy form, and management information circular. Please return the proxy form as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram Keith, Chair	Bob Gomes, P. Eng.
Board of Directors	President & CEO

2013 MANAGEMENT INFORMATION CIRCULAR	5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at MacEwan University, Muttart Hall, Room 13, located at Alberta College Campus, 10050 MacDonald Drive, Edmonton, Alberta, on Thursday, May 9, 2013, at 10:30 AM (MDT) to conduct the following business:

1	Receive Stantec’s financial statements for the financial year ended December 31, 2012, together with the auditor’s report on those statements.

2	Elect the directors of Stantec.

3	Appoint an auditor and authorize the directors to fix the auditor’s remuneration.

4	Consider and approve in a non-binding, advisory capacity the approach to executive compensation disclosed in the Executive Compensation Overview section of the accompanying management information circular.

5	Transact any other business properly brought before the meeting.

The accompanying management information circular contains additional information regarding these matters. Stantec’s 2012 audited financial statements are included in the 2012 Financial Review, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 14, 2013, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern
Vice President, Secretary and General Counsel
March 14, 2013

2013 MANAGEMENT INFORMATION CIRCULAR	7

QUESTIONS AND ANSWERS ON VOTING

    Who can attend and vote at the meeting?

If you hold common shares of Stantec as of the close of business on March 14, 2013, you have the right to attend the meeting and cast one vote per common share you hold.

    What items of business am I voting on?

You are voting on the election of directors, the appointment of auditors, and in an advisory, non-binding capacity, the Company’s approach to executive compensation.

    How many shareholders do you need to reach a quorum?

A quorum is reached when two shareholders holding validly issued common shares of the Company are present. On March 14, 2013, the Company had 46,115,084 common shares issued and outstanding.

    What percentage of votes is required to approve the items of business?

A majority (over 50%) of the votes cast at the meeting are needed for approval.

    Does any shareholder beneficially own 10% or more of the outstanding common shares of the Company?

Yes. The Company has been informed that as of December 31, 2012, Fidelity (comprised of Fidelity Management & Research Company; Pyramis Global Advisors, LLC; Pyramis Global Advisors Trust Company; Strategic Advisers Incorporated; FIL Limited and certain of its affiliates) held 5,051,900 common shares (11.01% of the voting shares) of the Company.

    Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including the costs of mailing to our objecting beneficial owners) are being borne by Stantec. In addition to soliciting proxies by mail, employees may also solicit proxies via telephone or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

    Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name. You are a beneficial shareholder if your common shares are held in an account in the name of a nominee (for example: a bank, trust company, securities broker, or Manulife Financial or Computershare Trust Company [the trustees for the employee share purchase plan in Canada and in the United States, respectively]).

    How can I vote if I am a registered shareholder?

You can vote in any of the following ways:

•

Vote in person: Do not complete and return the proxy; instead, simply attend the meeting, where your vote will be taken and counted. When you arrive at the meeting, register with Computershare, the Company’s transfer agent and registrar.

•	Vote by proxy: Complete the proxy form and return it by mail or delivery. Follow the instructions on the proxy form.

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•	Vote by your own appointed proxy:

You can appoint someone else to represent you at the meeting. Complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form or complete another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

•

Vote by phone: Call the toll-free telephone number shown on the proxy form, refer to your holder account number and access number on the form, and follow the instructions. Note: You cannot appoint as your proxy anyone other than Aram H. Keith or Robert J. Gomes when voting by phone.

•	Vote by Internet: Visit the website shown on the proxy form. Refer to your holder account number and access number on the proxy form, and follow the online instructions.

    How can I vote if I am a beneficial shareholder?

If you are a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing the voting instructions form. Return the form promptly to ensure that your shares are voted at the meeting.

If you are a beneficial shareholder and want to vote in person at the meeting, insert your own name in the space provided on the voting instructions form sent to you by your intermediary and carefully follow the instructions. When you arrive at the meeting, register with Computershare, the Company’s transfer agent and registrar.

    How can I vote if I am an employee shareholder?

If you hold shares through the Stantec employee share purchase plan, you can direct the trustee of the plan to vote your employee shares as you instruct. You can give the instructions in the following manner:

•	Vote by the management-designated proxy: Complete your proxy form following the instructions on the proxy, and return it by mail or delivery.

•

Vote by phone: Call the toll-free telephone number shown on the proxy form, refer to your holder account number and access number on the form, and follow the instructions. Note: You cannot appoint as your proxy anyone other than Aram H. Keith or Robert J. Gomes when voting by phone.

•	Vote by Internet: Visit the website shown on the proxy form. Refer to your holder account number and access number on the proxy form, and follow the online instructions.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted.

2013 MANAGEMENT INFORMATION CIRCULAR	9

    How will my shares be voted if I return my proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business according to your instructions.

If you have appointed Aram H. Keith or Robert J. Gomes as your proxy and you do not provide them with instructions, they will vote your common shares in favor of the following:

1	Electing as a director each person nominated by the Company for the ensuing year
2	Appointing Ernst &Young as auditor for the ensuing year and authorizing the directors to fix the auditor’s remuneration
3	Approving, in a non-binding, advisory capacity, the Company’s approach to executive compensation

    What is the deadline to receive my proxy?

Whichever voting method you choose, the proxy must be received before 10:30 AM (MDT) on May 7, 2013. If the meeting is adjourned or postponed, the proxy must be signed and received before 10:30 AM (MDT) on the second business day before the adjourned meeting.

    What happens if there are amendments, variations, or other matters brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting and on any other matter that may properly be brought before the meeting, to the extent permitted by law.

As of March 14, 2013, neither the directors nor the executive officers of the Company are aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Whichever voting method you choose, your proxy must be received before 10:30 AM (MDT) on May 7, 2013. If the meeting is adjourned or postponed, the proxy must be signed and received before 10:30 AM (MDT) on the second business day before the adjourned meeting.

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    What if I change my mind?

You may revoke your proxy if you are a registered shareholder and you or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada. To revoke your proxy, deliver a duly executed proxy with a later date by paper, telephone, or Internet, any time prior to 10:30 AM (MDT) on May 7, 2013, or if the meeting is adjourned, by 10:30 AM (MDT) on the second business day before the adjourned meeting.

You may also use a revocation of proxy form or other instrument signed by you or your attorney (duly authorized in writing) and deliver it to the Company’s registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement or to the chair of the meeting before the start of the meeting or before any adjournment or postponement.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder (including an employee shareholder), you may revoke your proxy or voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as registered shareholders (see information above).

If you are an employee shareholder and you have voted by submitting your voting instruction form, you may revoke it by delivering a duly executed proxy with a later date by paper, telephone, Internet, or a revocation of voting instructions form, no later than 10:30 AM (MDT) on May 7, 2013, or if the meeting is adjourned, by 10:30 AM (MDT) on the second business day before the adjourned meeting.

2013 MANAGEMENT INFORMATION CIRCULAR	11

BUSINESS OF THE MEETING

1	FINANCIAL STATEMENTS

Our consolidated financial statements for the year ended December 31, 2012, are contained in our 2012 Financial Review. The Financial Review and the respective auditor’s report are available on our website at www.stantec.com or at www.sedar.com. Our Form 40F is available on EDGAR at www.sec.gov. You may obtain a free copy of these documents by making a request to our corporate secretary at 10160 – 112 Street, Edmonton, Alberta T5K 2L6.

2	ELECTION OF DIRECTORS

Nine directors will stand for election at the meeting. All the listed nominees, other than Donald J. Lowry, are currently directors, and all the current directors’ appointments will expire at the meeting. Should any of the nominees be unable to serve as a director for any reason arising before the meeting, the persons named in the proxy have the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting.

The director nominees follow:

Douglas K. Ammerman	David L. Emerson	Delores M. Etter
Anthony P. Franceschini	Robert J. Gomes	Susan E. Hartman
Aram H. Keith	Donald J. Lowry	Ivor M. Ruste

We believe that each person nominated is well qualified to be a director of Stantec. Each one has confirmed his or her willingness to serve if elected. The nominees’ qualifications and backgrounds are listed under the heading “Nominees for Election to Board of Directors.” We recommend that you vote FOR the election of the nominees. Unless otherwise instructed, the management representatives designated in the proxy intend to vote FOR the election of the nominees listed above.

3	APPOINTMENT OF AUDITOR

The board recommends that Ernst & Young LLP Chartered Accountants, be reappointed as our auditor for the 2013 fiscal year. We recommend that you vote FOR the reappointment of Ernst & Young LLP Chartered Accountants as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the proxy intend to vote FOR such appointment. Ernst & Young has served as our auditor since December 11, 1993.

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4	NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

Similar to last year, we are providing you with an annual opportunity to cast an advisory vote on our approach to executive compensation, as described under the heading “Executive Compensation Overview.” Details of last year’s voting results can be found under the same section. We recommend that you vote FOR the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2013 annual meeting of shareholders.

Unless otherwise instructed, the management representatives designated in the proxy intend to vote FOR this resolution.

We will file the results of the advisory vote on SEDAR and publish them on our website. If a majority or significant number of shareholders oppose the resolution, the chair of the board will oversee a process to understand shareholder concerns. The Corporate Governance and Compensation Committee will review the results of the process and if the committee considers appropriate, make recommendations to the board. The board will disclose to shareholders as soon as is practicable—ideally within six months of the vote, and no later than in the management information circular for its next annual meeting—a summary of the process undertaken to address shareholder concerns with respect to executive compensation and the resulting changes.

2013 MANAGEMENT INFORMATION CIRCULAR	13

NOMINEES FOR ELECTION

TO BOARD OF DIRECTORS

The following tables set out information as of March 14, 2013, regarding the nominees for election to the board. All nominees, other than Mr. Donald J. Lowry, are current directors of Stantec.

Douglas K. Ammerman Age: 61 Laguna Beach, California United States Director since 2011 Independent

Douglas Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. He currently serves on the boards of directors of Fidelity National Financial, Remy International Inc., William Lyon Homes, and El Pollo Loco.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	8 of 8	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships		Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit
	Remy International Inc. (NASDAQ-REMY)	Audit
	El Pollo Loco, Inc.	Audit
	William Lyon Homes Inc.	Audit
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$373,342

David L. Emerson, PC Age: 67 Vancouver, British Columbia Canada Director since 2009 Independent

David Emerson is a corporate director, public policy advisor and senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada, including Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was president and CEO of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and CEO of Canadian Western Bank. Mr. Emerson participates on a number of public policy advisory panels at both the federal and provincial levels. He holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Government Affairs, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	5 of 8	63%
	Audit and Risk	3 of 4	75%
	Other Board Memberships	Other Committee Memberships
	Maple Leaf Foods Inc. (chair) (TSX-MFI)	Governance, Environment, Health and Safety
	Finning International Inc. (TSX-FTT)	Governance (chair), Audit, Pension
	Timberwest Forest Corporation (chair) (TSX-TWF)	Governance
	New Gold Inc. (TSX-NGD)	Audit; Governance and Nominating
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$775,244

14	2013 MANAGEMENT INFORMATION CIRCULAR

Delores M. Etter Age: 65 Dallas, Texas United States Director since 2011 Independent

Delores Etter has been Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. From September 2005 to November 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She has held multiple substantive positions within the U.S. Department of Defense, as well as served on the faculty at the U.S. Naval Academy.

	Areas of Expertise
	Financial Literacy, Senior Officer, Government Affairs, Public Boards, Compensation, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 8	88%
	Corporate Governance and Compensation	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Strategy, Compensation
	Lord Corporation	Strategy, Human Resources
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$315,184

Anthony (Tony) P. Franceschini Age: 62 Edmonton, Alberta Canada Director since 1994 Independent

Tony Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and CEO from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three other public companies.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	8 of 8	100%
	Corporate Governance and Compensation	5 of 5*	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Executive; Compensation (chair); Nominating and Corporate Governance
	ZCL Composites Inc. (chair) (TSX-ZCL)	Governance and Compensation
	Aecon Group Inc. (TSX-ARE)	Audit
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$7,062,340
	*Mr. Franceschini joined the Corporate Governance and Compensation Committee on May 10, 2012, and attended all meetings after that date.

2013 MANAGEMENT INFORMATION CIRCULAR	15

Robert (Bob) J. Gomes Age: 58 Edmonton, Alberta Canada Director since 2009 Not Independent

Bob Gomes joined Stantec in 1988 as an urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over the 25 years he has been with Stantec, he has held many different roles that have become progressively more senior in scope and responsibility, including his current position as president and CEO. His career with Stantec has spanned many of our practice areas and involved both operational and practice positions.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	8 of 8	100%
	Other Board Memberships	Other Committee Memberships
	Edmonton Economic Development Corporation	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$5,811,751

Susan E. Hartman Age: 62 Evergreen, Colorado United States Director since 2004 Independent

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in the strategic and operational planning, overall business assessment, process optimization, and project management areas.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 8	88%
	Corporate Governance and Compensation (chair)	6 of 6	100%
	Other Board Memberships	Other Board Committee Memberships
	Electri-Cord Manufacturing Co.	-
	Pierce Industries, LLC
	Donan Engineering Co., Inc.
	Annese & Associates, Inc.
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,390,956

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Aram H. Keith Age: 68 Monarch Beach, California United States Director since 2005 Independent

Aram Keith cofounded The Keith Companies, Inc. in March 1983 and served as its CEO and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to include 17 offices and over 850 employees. Under Mr. Keith’s leadership, the firm won many major awards for its outstanding projects. In 2005, he was named Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering magazine. Mr. Keith earned a bachelor of science in civil engineering from California State University at Fresno and has been a licensed civil engineer since 1972. Now retired, he serves on several nonprofit boards and is active in various philanthropic endeavors.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)	8 of 8	100%
	Corporate Governance and Compensation	6 of 6	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$7,357,033

Donald J. Lowry Age: 61 Edmonton, Alberta Canada Director as of May 8, 2013 Independent

Donald Lowry was approved by the board to serve as a director beginning May 8, 2013. Mr. Lowry retired in March 2013 as president and CEO of EPCOR Utilities Inc. He remains chairman of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. He is also chairman of Canadian Oil Sands Ltd. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Areas of Expertise
	Leading Growth, Senior Officer, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	-	-	-
	Other Board Memberships	Other Committee Memberships
	Capital Power Corporation (chair) (TSX-CPX)	-
	Canadian Oil Sands Ltd. (chair) (TSX-COS)
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$0

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Ivor M. Ruste Age: 57 Calgary, Alberta Canada Director since 2007 Independent

Ivor Ruste is currently executive vice president and CFO of Cenovus Energy Inc., a Canadian oil company headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a fellow chartered accountant. From May 2006 to November 2009, Mr. Ruste worked at EnCana Corporation, and prior to joining Cenovus, he was executive vice president, corporate responsibility and chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP and the Alberta regional managing partner and vice chair of the KPMG Canada board of directors. Mr. Ruste has been active in numerous other business, community, and professional endeavors.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 8	88%
	Corporate Governance and Compensation	5 of 6	83%
	Audit and Risk (chair)	3 of 4	75%
	Other Board Memberships	Other Committee Memberships
	Provincial Audit, Government of Alberta
	Canadian Association of Petroleum Producers, Board of Governors
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$982,567

Overlapping Board Memberships

The following table indicates which directors serve on the same board and committees of another reporting issuer. Our view is that these interlocking directorships do not adversely impact the effectiveness of these directors on our board.

Company	Director	Interlocking Committee Memberships
Esterline Technologies Corporation	Delores Etter	Compensation
	Tony Franceschini	Compensation

Director Voting Results from Our 2012 Annual General Meeting

The following table is a summary of the voting results from our 2012 annual general meeting.

Director	Votes In Favor	% in Favor	Votes Withheld	% Withheld
Douglas Ammerman	26,924,797	99.02	265,417	0.98
Robert Bradshaw	26,801,951	98.57	388,263	1.43
David Emerson	26,936,676	99.07	253,538	0.93
Delores Etter	25,035,807	92.08	2,154,407	7.92
Tony Franceschini	25,280,369	92.98	1,909,845	7.02
Bob Gomes	27,171,104	99.93	19,110	0.07
Susan Hartman	25,412,388	93.46	1,777,826	6.54
Aram Keith	27,110,427	99.71	79,787	0.29
Ivor Ruste	25,332,201	93.13	1,868,013	6.87

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Director Attendance

The following table indicates the number and percentage of board and committee meetings each director attended in 2012.

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	8 of 8	100%	4 of 4	100%	12 of 12	100%
David Emerson	5 of 8	63%	3 of 4	75%	8 of 12	67%
Delores Etter	7 of 8	88%	6 of 6	100%	13 of 14	93%
Tony Franceschini	8 of 8	100%	5 of 5[1]	100%	13 of 13	100%
Bob Gomes	8 of 8	100%	n/a	n/a	8 of 8	100%
Susan Hartman	7 of 8	88%	6 of 6	100%	13 of 14	93%
Aram Keith	8 of 8	100%	10 of 10	100%	18 of 18	100%
Ivor Ruste	7 of 8	88%	8 of 10	80%	15 of 18	83%

1 Mr. Franceschini joined the Corporate Governance and Compensation Committee on May 10, 2012, and attended all meetings after that date.

Director Independence

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman
David Emerson
Delores Etter
Tony Franceschini
Bob Gomes			President and CEO of the Company
Susan Hartman
Aram Keith
Donald Lowry
Ivor Ruste

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Director Equity Ownership

Within five years of appointment, each independent director must own common shares or deferred share units of Stantec, or some combination of both, worth at least $200,000. Our CEO must own 3.1 times his base salary in Stantec common shares or deferred share units, or some combination of both. Complete details of our CEO’s compensation are described under the heading “Executive Compensation Overview.” Each current director meets or exceeds the requirement or is within the required time frame to reach the mandatory ownership level.

The following table provides information on the number and value of common shares and deferred share units owned by our current directors as at March 14, 2013. The value of each Stantec share is based on the closing price of $43.24 on March 14, 2013. The value of each deferred share unit is $43.02, which is the value a director would receive for each unit if an event had occurred that gave rise to a payout on March 14, 2013.

Director	Number of Stantec shares owned, controlled or directed	Value of Stantec shares owned, controlled or directed($)	Total DSUs	Value of DSUs held($)	Total Value of Stantec shares owned, controlled or directed and DSUs($)(Total at Risk)	Meeting Requirement?
Douglas Ammerman	3,000	129,720	5,663	243,622	373,342	Yes
David Emerson	5,000	216,200	12,995	559,044	775,244	Yes
Delores Etter	1,655	71,562	5,663	243,622	315,184	Yes
Tony Franceschini	150,400	6,503,296	12,995	559,044	7,062,340	Yes
Bob Gomes	82,357	3,561,116	52,316	2,250,634	5,811,751	Yes
Susan Hartman	4,650	201,066	27,659	1,189,890	1,390,956	Yes
Aram Keith	153,162	6,622,724	17,069	734,308	7,357,033	Yes
Ivor Ruste	2,500	108,100	20,327	874,467	982,567	Yes

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DIRECTOR COMPENSATION

Our directors play a central role in enhancing shareholder value. As such, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The compensation program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk taking. Each year, the Corporate Governance and Compensation Committee, composed entirely of independent directors, reviews the adequacy and form of directors’ compensation to ensure that it is competitive and that it realistically reflects the responsibilities and risks involved in serving on our board.

COMPONENTS OF COMPENSATION

Our director compensation program is composed of three elements: 1) meeting fees, 2) chair retainers for directors acting as chair of the board or of a committee, and 3) deferred share units. We reimburse our directors for reasonable out-of-pocket expenses and travel fees, but do not offer special benefits or perquisites. We believe this combination of fixed cash compensation and deferred share-based compensation appropriately compensates our directors for their time and expertise, and ensures their interests are aligned with creating long-term shareholder value through their tenure on our board.

Upon retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of his or her deferred share units.

The board does not Mr. Gomes for his service on the board beyond the compensation he receives as CEO of Stantec. His compensation is fully disclosed under the heading “Executive Compensation Overview.”

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Meeting Fees and Retainers

In consideration for serving on the board and as members of its committees, our directors receive the following meeting fees and retainers:

Description of Fee or Retainer	Amount ($)
Annual retainer	None
Board meeting fee	1,800 per meeting
Committee meeting fee	1,800 per meeting
Chair retainers:
Board chair	18,750 per quarter
Audit and Risk Committee chair	3,000 per quarter
Corporate Governance and Compensation Committee chair	2,250 per quarter

Below are the dollar amounts paid to each director in 2012 for meeting fees and retainers:

Director	Board Retainer	Chair Retainer ($)	Committee Retainer	Board Attendance Fees ($)	Committee Attendance Fees ($)	Other Fees	Total ($)
Douglas Ammerman	-	-	-	14,400	7,200	-	21,600
Robert Bradshaw[1]	-	-	-	12,600	5,400	-	18,000
David Emerson	-	-	-	9,000	5,400	-	14,400
Delores Etter	-	-	-	12,600	10,800	-	23,400
Tony Franceschini	-	-	-	14,400	9,000	-	23,400
Bob Gomes[2]	-	-	-	-	-	-	-
Susan Hartman	-	9,000	-	12,600	10,800	-	32,400
Aram Keith	-	75,000	-	14,400	18,000	-	107,400
Ivor Ruste	-	12,000	-	12,600	14,400	-	39,000

1 Mr. Bradshaw retired from the board on October 3, 2012.

2 Mr. Gomes does not receive any compensation as a director. Mr. Gomes’s entire compensation is fully disclosed under the heading “Executive Compensation Overview.”

Deferred Share Units

Each director, except Mr. Gomes, is granted 800 deferred share units per quarter during his or her tenure on the board. Each deferred share unit has the same value as one of our common shares; however, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each deferred share unit will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

Deferred share units are granted on the first day of each quarter, and once granted, the number of deferred share units are not adjusted, even if the director dies or retires in the quarter to which a grant of deferred share units relates. The number of deferred share units held by directors and the number of deferred share units to which directors are entitled will be appropriately adjusted for any change in our outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

On February 15, 2012, Stantec declared its first quarterly dividend. Concurrent with the adoption of a dividend policy and the declaration of the dividend, the board amended the deferred share units policy. The policy states that directors be credited with additional deferred share units equal to the aggregate amount of dividends that would have been paid if the deferred share units held by them on the record date of the dividend had been Stantec common shares on the date that Stantec paid the dividend.

Mr. Bradshaw retired as a director of the Company on October 3, 2012, after serving as a member of our board since 1993. On November 16, 2012, he was paid $1,071,964 cash for his accumulated deferred share units.

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Director Deferred Share Unit Awards 2012

Below is a summary of the total deferred share units awarded in 2012 to our current directors (excluding Mr. Gomes, who does not receive deferred share units for his service on the board). The value of the deferred share units awarded to each director is calculated using the grant date fair value for each allotment awarded.

Title	Value of Deferred Share Units Awarded to each Director in 2012($)	Increase in Value of Deferred Share Units Awarded in 2012 for Dividend Adjustment ($)	Value as of December 31, 2012 ($)
Director	97,496	720	98,216

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding deferred share units held by each directors as of December 31, 2012.

Director	Number of Shares or Units of Shares That Have Vested (#)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)[1]
Douglas Ammerman	4,846	191,141
Robert Bradshaw	0[2]	0[2]
David Emerson	12,151	479,268
Delores Etter	4,846	191,141
Tony Franceschini	12,151	479,268
Bob Gomes	n/a3	n/a3
Susan Hartman	26,762	1,055,521
Aram Keith	16,210	639,338
Ivor Ruste	19,457	767,394

1 The weighted average of Stantec shares for the last 10 trading days of 2012 ($39.44) was used to calculate the aggregate value. The number of deferred shares has been rounded down to the closest whole unit for this table, however, payout value is calculated using the unrounded number.

2 Mr. Bradshaw was fully paid out his deferred share units allotment following his retirement from the board. See the following table for values.

3 Mr. Gomes does not receive any option based or share based awards in his capacity as a director. His entire compensation is disclosed under the heading ‘Executive Compensation Overview’.

DIRECTORS’ TOTAL COMPENSATION FOR 2012

The complete directors’ compensation package for the financial year ended December 31, 2012, is as follows1:

Director	Fees Earned ($)	Share-Based Awards(DSU)[2] ($)		All Other Compensation	Total($)
		DSU’s granted in 2012	Dividend Adjustments on total DSU holdings
Douglas Ammerman	21,600	97,496	1,446	-	120,542
Robert Bradshaw	18,000	97,496	13,024	961,444[3]	1,089,964
David Emerson	14,400	97,496	4,702	-	116,598
Delores Etter	23,400	97,496	1,446	-	122,342
Tony Franceschini	23,400	97,496	4,702	-	125,598
Bob Gomes[4]	n/a	n/a	n/a	n/a	n/a
Susan Hartman	32,400	97,496	11,215	-	141,111
Aram Keith	107,400	97,496	6,512	-	211,408
Ivor Ruste	39,000	97,496	7,959	-	144,455

1 The directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pensions.

2 The values of the directors’ deferred share units granted within the 2012 calendar year are valued using grant date fair value for each of the four allotments issued in 2012. The deferred share units awarded for 2012 include the four allotments of 800 deferred share units per quarter along with the adjustments for dividends earned by directors on total holdings of deferred share units.

3 Mr. Bradshaw retired from our board on October 3, 2012. He served on the board from 1993 - 2012. Pursuant to our deferred share unit policy, the units he earned during his tenure were converted to cash using the weighted average of Stantec shares for the last 10 trading days of the month in which he retired ($34.78).

4 Mr. Gomes does not receive any fees or deferred share units for attending board meetings. Since Mr. Gomes is a named executive officer, his entire executive compensation is fully disclosed under the heading “Executive Compensation Overview.”

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BOARD OF DIRECTORS INFORMATION

ROLE AND DUTIES OF THE BOARD OF DIRECTORS

Mandate of the Board

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the proper business practices and appropriate ethical standards expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and bylaws.

Oversight of Strategic Planning

The board has ultimate oversight of strategic planning at Stantec. The process consists of three-year cycles between comprehensive strategic review years and interim planning years. In a comprehensive planning year, the long-range (five year) plan is developed. In interim years, the planning cycle focuses on implementation and execution of the long-range plan. A comprehensive planning year is intended to provide an opportunity to seek not only broader internal input but also to review and develop a plan that reaches out to our stakeholders and ensures our direction is in line with the needs of our clients and community.

2012 was a comprehensive planning year wherein we leveraged the strengths of our leadership teams and our board. In order to accomplish this, we engaged these groups at multiple times throughout the planning process. The diagram below outlines the critical touch points each group had in the process for generating Plan 2013.

* ELT refers to executive leadership team and SST refers to support services team.

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Enterprise Risk Management

The board provides oversight and carries out its risk management mandate primarily through its Audit and Risk Committee. The Audit and Risk Committee’s oversight role is designed to ensure that management has designed appropriate methods for identifying, evaluating, mitigating and reporting on the principal risks inherent to the Company’s business and strategic direction and further that the Company’s systems, policies and practices are appropriate and address the Company’s principal risks. The Audit and Risk Committee is not involved in the day-to-day risk management activities, rather, it is tasked with ensuring that the Company has an appropriate risk management system which allows management to bring to the board’s attention the Company’s principal risks. Finally, the Audit and Risk Committee is responsible for reviewing the Company’s risk appetite, risk tolerance and risk retention philosophy.

The Company manages risk strategically through its Enterprise Risk Management program. We have adopted the integrated framework, designed by the Committee of Sponsoring Organizations of the Treadway Commission, for enterprise risk management, which provides a framework to identify, evaluate, treat, monitor and report key risks. A risk report is presented to the board each November at the same time as the final strategic plan. Our risk profile is reviewed quarterly by key members of the senior management team and the Audit and Risk Committee.

CORPORATE GOVERNANCE PRACTICES

Stantec understands the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. Following is information about the corporate governance practices that support the board’s mandate. The policies and position descriptions noted, including our code of business conduct and ethics, are available on our website at www.stantec.com and on SEDAR at www.sedar.com. You can contact us for a free copy of these policies.

Ethical Business Conduct

The board has adopted a comprehensive code of business conduct and ethics, which provides a framework for our directors, officers, and employees to support ethical decision-making. We require that all officers and employees annually certify that they have read and understand the code. The code is reviewed at least annually by the Corporate Governance and Compensation Committee to ensure that it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our integrity policy outlines our procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We monitor compliance with our code of business conduct and ethics through our integrity hotline, which allows officers, employees, and members of the public to report concerns regarding breaches of the code. Complaints can be submitted in writing, over the telephone, by mail, or by email. All complaints are kept confidential, and requests to maintain anonymity are respected to the extent possible. The integrity hotline is monitored by the office of Stantec’s general counsel.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee upon receipt. A quarterly report is presented to the Audit and Risk Committee summarizing the status of any active investigations of complaints and the resolution of all complaints made through the integrity hotline.

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The board believes that it is more effective to have directors exercise independent judgment when considering transactions and agreements. If at any board meeting, a director or executive officer has a material interest in a matter being considered, that director or officer will not be present for discussions relating to the matter and will not participate in any vote on the matter.

Timely Communication

Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in significantly affecting the price or value of the Company’s stock. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities laws.

The Company has established a disclosure committee to support the CEO and CFO in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The disclosure committee meets to review and evaluate other disclosures and potential disclosures prior to the release of the Company’s regular quarterly and annual disclosure documents, and when requested by the CEO or CFO.

Differences between TSX and NYSE Rules

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet and, in some cases, exceed, legal and regulatory requirements. Although as a non-US company we are not required to comply with many of the NYSE corporate governance listing standards, our governance practices do comply with the NYSE standards in all significant respects other than those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.

The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments).

Stock purchase plans in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.

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COMPOSITION OF THE BOARD

Independence of Directors

The board has determined that all directors, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that could, in the view of the board, be reasonably expected to interfere with the exercise of their independent judgment. Mr. Gomes, as CEO of Stantec, is not considered independent.

Following every board meeting—whether it is a regularly scheduled quarterly meeting or an ad-hoc meeting—the independent directors meet without management and the non-independent director present. In 2012, the independent directors met without management and the non-independent director following all eight board meetings.

Independent Chair of the Board

Our board is led by a non-executive chair. We believe that the separation of the positions of CEO and chair of the board helps the board function independently of management.

Position Descriptions

The board has developed written position descriptions for the CEO, board chair, chair of the Audit and Risk Committee, and chair of the Corporate Governance and Compensation Committee. The position descriptions can be found in our Corporate Governance Guidelines on our website at www.stantec.com. These descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a majority voting policy. Under this policy, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and recommend to the board whether or not to accept the resignation. The board expects that resignations will be accepted unless there are extraordinary circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed on SEDAR at www.sedar.com.

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Age and Term Limits

The board has not established term limits. Although a term limit could result in greater turnover, thus providing more fresh ideas and viewpoints, it would mean the loss of directors who have developed, over time, a depth of insight into our operations that provides invaluable contributions to the board as a whole.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, will review each director’s continuation on the board once a year (as an alternative to term limits). Each director is given the opportunity to confirm his or her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding a retirement age for directors, it believes that once a director reaches the age of 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board as a whole.

Identifying Nominees to the Board

The Corporate Governance and Compensation Committee is responsible for identifying and recommending to the board suitable director candidates. During the process, the committee considers the competencies and skills of the board as a whole, assesses the skills of current board members, and identifies any additional skills that could be beneficial considering the opportunities and risks Stantec faces.

Potential candidates are screened to ensure they have integrity and accountability, can think strategically, are financially literate, have relevant industry experience, have excellent communication skills, and can work effectively in a team. The successful candidate must be able to attend all board meetings and come prepared to make an informed and productive contribution.

To assist in the nomination process, the committee maintains an up-to-date matrix of skills required of directors. Directors annually assess their level of expertise in the areas set out in the matrix and advise the committee of any additional particular areas of expertise to be highlighted. The skills matrix below highlights the areas where our directors demonstrate current and relevant depth of expertise.

Directors’ Skills Matrix

	Ammerman	Emerson	Etter	Franceschini	Gomes	Hartman	Keith	Ruste	Lowry
Location
Canada
U.S.
Experience/Skills
Managing or leading growth
Financial literacy
Senior Officer or CEO experience
Industry experience in Stantec’s fields
Government affairs
International business
Service on public company boards
Executive compensation
Capital structuring and capital markets
Corporate governance
Risk management and risk mitigation

As part of its mandate to identify new candidates for the board, the Corporate Governance and Compensation Committee maintains an evergreen list of potential suitable board candidates. Directors are periodically canvassed to provide names of potential candidates, and the committee has the authority to engage outside advisors to assist in identifying qualified candidates. Annually, the committee also reviews succession plans for the chair of the board, board members, and committee chairs and members to plan for long-term board needs.

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SERVING ON OUR BOARD

Orientation

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors. Each new board member receives a comprehensive orientation manual that includes the following:

•         Corporate bylaws and all board-approved Company policies, including our code of business conduct and ethics, as well as our insider trading prohibition and conflict of interest policies

•        Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee
•	Biographies of all board members and members of management who interact with the board on a regular basis, including the Company’s senior management team
•	Copies of the previous year’s meeting minutes, annual materials, and strategic plan
•	An overview of the Company’s services and business model
•	Other materials the Corporate Governance and Compensation Committee deems appropriate

Board members who join a committee receive copies of the previous year’s committee meeting minutes, committee work plans, and other materials the chair of the committee deems appropriate.

Prior to their first board meeting, new board members must meet with members of management during a full-day orientation session at our head office. They meet with the CEO, CFO, director of our Internal Audit group, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies. They also learn about their legal duties and obligations as directors of Stantec.

New board members also meet with the chair of the board and other directors where appropriate to learn about their role on the board and to ask questions about the expectations of board members at Stantec. The Corporate Governance and Compensation Committee reviews the orientation program when each new director is appointed.

Continuing Education

The Corporate Governance and Compensation Committee ensures that an appropriate director continuing education program is in place. The committee discusses the continuing education plan quarterly as a standing agenda item and solicits feedback from board members and management on areas of interest to the board. In 2012, the committee implemented an internal continuing education plan for board members to ensure our board has access to timely information about our business and the risks facing the Company and our industry.

Management supports the continuing education plan by providing directors with updates on developments in geographic areas where the Company is active, communications from the CEO to employees, and any other information that management considers to be of interest to the board.

As part of the board’s continuing education plan, board members received various presentations from management, and the CEO routinely informs the board about strategic changes in our industry. Following is a summary of the presentations received by the board in 2012.

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Date	Presentation	Presenter(s)
February 2012	Practice and quality management at Stantec	Peter Salusbury, VP People and Practice
February 2012	Overview of US West operations and Irvine, CA, office visit	Tim Lines, VP US Desert and Mountain Region Dean Palumbo, VP US California South
May 2012	Financial services at Stantec	Jan Mulligan, VP Finance and Treasury
May 2012	Overview of Alberta operations	Keith Shillington, VP Edmonton Capital Region Russ Mackenzie, VP Alberta South Region
May 2012	IT risks	Chris McDonald, Chief Information Officer
August 2012	Project site tour – Thomas Jefferson University and Philadelphia, PA, office visit	Anton Germishuizen, VP Architecture (US) Lois Mathison, Associate Michael Scarini, Associate
August 2012	Strategic planning meetings	Executive Leadership Team, Support Team Leads, and Strategic Planning Team
November 2012	Overview of Environmental Services Practice Area	Bob Seager, SVP Environmental Services
November 2012	Overview of California North regional operations and San Francisco, CA, office visit	Alfonso Rodriguez, VP Pacific North Region

Assessments

The Corporate Governance and Compensation Committee provides an annual report to the board with an assessment of the board’s performance. This is an assessment of the board’s performance as a whole and the contributions and performance of its committees and individual members. The committee specifically reviews areas where the board believes members could contribute more. The purpose of the assessment is to increase the effectiveness of the board as a whole as well as the effectiveness of individual board members and to provide an opportunity for board members and management who interact with the board to provide regular feedback.

A detailed confidential survey developed by the Corporate Governance and Compensation Committee is sent to all board members, the CFO, the COO, and the secretary and general counsel. The survey asks for quantitative ratings and a subjective assessment in each of these areas:

•     Board organization and structure

•     Meeting administration

•     Board governance

•     Selection of and relationship with management

•     Effective discharge of duties by the board and its committees

•     Stantec’s strategic determination

•     Board policies and procedures

•     Communication with stakeholders

•     Meeting of legal requirements

•      Individual member performance, including both a peer review and a self-assessment component

Completed board surveys are submitted to senior counsel in mid-October. Responses are kept confidential to allow the participants to be candid in their assessments. Senior counsel prepares a summary report (without identifying names). The survey results and the committee’s report and recommendations are presented to and discussed by the full board at its November quarterly meeting. Board members can identify any concerns they have during the meeting or confidentially with either the chair of the Corporate Governance and Compensation Committee or the chair of the board.

In addition to the board assessment, both the Audit and Risk and the Corporate Governance and Compensation Committees conduct annual self-assessments following the same timeline noted above for the board evaluations. The results of these surveys are summarized to maintain confidentiality, and those summaries are provided to the chair of each committee, committee members, and the chair of the board.

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COMMITTEE REPORTS

AUDIT AND RISK COMMITTEE

Mandate

The mandate of the Audit and Risk Committee is to oversee the following:

•	Quality, integrity, and timeliness of Stantec’s financial reporting
•	Internal controls, including internal control over financial reporting and disclosure controls and procedures
•	Risk management systems
•	Internal audit function; and compliance with legal and regulatory requirements.

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

Membership and Experience of the Committee Members

Audit and Risk Committee members are Ivor Ruste (chair), Douglas Ammerman, and David Emerson. Aram Keith attends all meetings as a non-voting, independent ex-officio member. A description of the education and experience of each committee member follows:

Ivor Ruste (Chair)

Mr. Ruste is currently executive vice president and CFO for Cenovus Energy Inc. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. As a chartered accountant with more than 30 years’ experience working as a senior financial executive and an auditor with KPMG LLP of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards.

Douglas Ammerman

Mr. Ammerman is a retired partner with KPMG. During his almost 30 years with KPMG, Mr. Ammerman served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with the preparation and review of interim and annual financial statements is a valuable asset to the committee.

David Emerson

Mr. Emerson is a corporate director, public policy advisor, and senior advisor for CAI Managers, a private equity fund. Mr. Emerson holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. His education and experience provide him with a breadth of knowledge about complex accounting issues.

Membership Changes in 2012

Robert Bradshaw retired as a director on October 3, 2012, and concurrently ceased to serve as a member of the Audit and Risk Committee.

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Independence of the Committee Members

All Audit and Risk Committee members are considered “independent” and “financially literate” as defined under applicable Canadian and US securities laws and exchange rules. Ivor Ruste, Douglas Ammerman and David Emerson, are all “Audit Committee Financial Experts” as defined under the U.S. Securities and Exchange Commission rules.

Key Activities for 2012

The Audit and Risk Committee met four times in 2012. In accordance with its internal work plan and terms of reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements
•	External auditors’ qualification, independence, performance, and reports
•	Internal audit function and processes
•	System of internal accounting and financial reporting controls established by management
•	Risk identification, evaluation, mitigation, and reporting processes of management with respect to the principal risks of the Company
•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule A for a more detailed account of the committee’s activities.

Auditor

Pre-Approval Policies and Procedures

The Audit and Risk Committee must preapprove the audit and non-audit services performed by our independent auditor to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by our independent auditor has received general preapproval, it will require specific preapproval by the Audit and Risk Committee. Any proposed services exceeding preapproved costs will require specific preapproval by the committee.

Auditor’s Fees

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2012, and 2011 were as follows:

Category	Note	2012 ($)	2011 ($)
Audit fees	1	1,148,000	1,104,000
Audit-related fees	2	-	169,000
Tax fees	3	532,000	807,000
Total		1,680,000	2,080,000

1 Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

2 Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations, attest services not required by statute or regulation, and translation of financial statements and reports in connection with the interpretation of financial accounting standards.

3 Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance. These generally involve the preparation of US original and amended tax returns and claims for refund, tax advice—including assistance with tax audits, plus tax advice related to mergers, acquisitions and financing structures—and tax planning.

Additional information regarding the Audit and Risk Committee and its members and the Audit and Risk Committee Terms of Reference can be found in our Annual Information Form dated February 21, 2013, filed on SEDAR at www.sedar.com and on our website at www.stantec.com. You can also contact Stantec for a free copy of the Terms of Reference.

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CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

Mandate

The mandate of the Corporate Governance and Compensation Committee is to perform the following:

•

Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company.

•

Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors.

•

Review the compensation levels of the leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the CEO position and other senior management positions the committee wishes to include.

Membership and Experience of the Committee Members

The Corporate Governance and Compensation committee members are Susan Hartman (chair), Tony Franceschini, Delores Etter, and Ivor Ruste. Aram Keith attends all committee meetings as a non-voting independent ex-officio member. Implementing an overlapping membership with the Audit and Risk Committee and maintaining a balance of long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has, in the board’s view, the skills and experience to provide appropriate oversight and management of Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows.

Susan Hartman (Chair)

Ms. Hartman provides consulting expertise in compensation practices and policies to her clients on a regular basis through her management consulting firm, The Hartman Group. Ms. Hartman gained over five years of experience as a member of the Corporate Governance and Compensation Committee prior to assuming the role of chair and another three years of experience as a member of the Audit and Risk Committee, which gives her additional insight into the Company’s risk management practices and enterprise risk management systems.

Delores Etter

Dr. Etter currently serves on the compensation committees of two publicly traded companies and is on the human resources committee for a privately held company. In 2012, she attended the Stanford Law School’s Directors College Course which included sessions on executive compensation and risk management. She has held a number of high profile positions requiring expertise in both corporate governance and compensation, including Assistant Secretary of the Navy for Research, Development and Acquisition.

Tony Franceschini

Mr. Franceschini chairs the compensation committee for a NYSE-listed issuer and is a member of the governance and compensation committee of another TSX-listed issuer. He was also the president and CEO of Stantec until his retirement in May 2009.

Ivor Ruste

Mr. Ruste’s past board experience includes participation on two compensation and human resource committees, and he continues to attend director education programs on executive compensation, governance, and related topics. In his role as CFO of Cenovus Energy Inc., Mr. Ruste is involved in several aspects of compensation strategies for key management and Cenovus’s commitment to sound corporate governance practices.

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Membership Changes in 2012

Tony Franceschini joined the committee in May 2012, following the Company’s annual general meeting of shareholders.

Independence of the Committee Members

Each member of the Corporate Governance and Compensation Committee has been determined by the board to be “independent” as defined under applicable Canadian and US securities laws.

Key Activities for 2012

The Corporate Governance and Compensation Committee met six times in 2012. In accordance with its internal work plan and its terms of reference, it executed the following key projects throughout the course of the year:

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices
•	Developed a succession planning framework for the CEO position and succession planning activities for key leadership positions and the board of directors
•	Conducted board and committee assessments
•	Oversaw a shareholder engagement program with respect to executive compensation practices following the 2012 annual general meeting
•	Reviewed the Company’s executive compensation programs and engaged an outside compensation consultant to create a detailed peer benchmarking process
•	Conducted a risk management review of the Company’s corporate governance and compensation practices, including the development and adoption of an executive compensation claw-back policy

Refer to Schedule B for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The Corporate Governance and Compensation Committee Terms of Reference can be found on our website at www.stantec.com, or you can contact Stantec for a free copy.

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EXECUTIVE COMPENSATION OVERVIEW

LETTER FROM THE CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

Dear Shareholder:

You are invited to participate in our advisory “say on pay” vote for the second year in a row. To assist you in your decision, the Corporate Governance and Compensation Committee is pleased to outline for you our Compensation Discussion and Analysis (following this letter) and this summary of key highlights and activities undertaken by the Committee in 2012 with respect to executive compensation.

Our Performance in 2012

In 2012, we achieved strong growth and met or performed better than our expectations and targets. The end of 2012 marked 59 years of uninterrupted profitability for our Company. We ended the year with 11.9% growth in gross revenue, a 12.9% increase in net revenue, and a 12.9% increase in EBITDA, which is our net income before interest expense, income taxes, depreciation, amortization, and goodwill and intangible impairment (the terms “gross revenue” and “EBITDA” are further defined in our 2012 Financial Review). Excluding the impact of a $90.0 million non-cash goodwill impairment charge in 2011, net income increased 17.7% to $120.9 million compared to $102.7 million in 2011, and our diluted earnings per share increased 17.3% to $2.64 compared to $2.25 in 2011. We invite you to review our 2012 Financial Review for further information on the Company’s performance in 2012, which is available on our website at www.stantec.com.

Effective Risk Management Features

The committee is dedicated to ensuring our executive compensation programs and overall policies encourage the right behaviors and focus our leadership on creating long-term shareholder value. We compensate our executives with a mix of fixed and at-risk compensation, with both short- and long-term vesting periods. We have adopted share ownership requirements for our executives, and employees are prohibited from speculating in the securities of the company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the company. We are also committed to the principle that compensation paid to our executives on the basis of financial information that has since been restated should be returned. To that end, our board of directors adopted an executive compensation claw-back policy in 2012.

Shareholder Engagement

At our 2012 Annual General Meeting of Shareholders, we invited you to cast your first vote on our executive compensation practices. Of the votes cast at the meeting, 78.51% were “For” our approach to executive compensation. The committee is dedicated to continuous improvement by ensuring that our executive compensation programs effectively meet our compensation objectives and are clearly understood and supported by our shareholders. To gain a better understanding of our shareholders’ concerns with respect to our programs, the committee undertook the following measures in 2012:

•	Worked with Stantec’s investor relations team to engage with key shareholders and determine their approach to “say on pay” and their actual voting results from 2012
•	Set up conference calls with key shareholders to better understand any concerns they had about our executive compensation programs and disclosure with respect to those programs
•	Retained an independent compensation consultant, Aon Hewitt, to develop a peer group and provide an executive compensation benchmarking analysis

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In 2013, with the assistance of an independent compensation consultant and the Company’s internal resources, the committee initiated a comprehensive work plan to perform an in-depth review of our executive compensation programs.

The board and the committee believe the actions taken this year and the programs we now have in place respond effectively to the needs of the Company and the interests of our shareholders. We continue to seek feedback from shareholders on all aspects of our compensation programs, and invite you to contact us on matters relating to executive compensation and to take advantage of your “say on pay” again in 2013.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

COMPENSATION DISCUSSION AND ANALYSIS

Our Philosophy and Objectives

We have three primary executive compensation objectives:

•	To attract and retain the leadership Stantec depends on for its success
•	To motivate our leadership team to achieve short- and long-term financial and strategic objectives
•	To align total compensation with the interests of our shareholders

These objectives are achieved by providing an executive compensation program that includes base salary, short-term and long-term incentives, and benefits. Our compensation programs are designed to encourage our executives to achieve strong, profitable business results, which in turn generate shareholder value. Most of what we pay our executives is a combination of deferred and variable compensation (at-risk pay). We use a unique mix of medium- and long-term incentive awards for each leadership level, recognizing that senior executives have more influence over and responsibility for company-wide business results.

Components of Compensation

Our executive compensation program is composed of the following four elements: 1) base salary, 2) annual incentive bonuses, 3) long-term incentives, and 4) retirement plan and employee share purchase plan contributions and Milestone service awards.

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CEO Compensation

Mr. Gomes entered into a five-year term employment agreement with the Company when he became CEO on May 14, 2009. This agreement sets out his current compensation package, which will remain in place until Stantec’s annual general meeting in May 2014. The graph below illustrates the various elements of his compensation.

Base Salary

Mr. Gomes’s base salary is set at $375,000 per year for the term of his employment agreement. His salary is intended to provide a base level of compensation at the lower end for comparable positions with our peers, with a significant majority of his compensation being variable, at-risk pay that is tied to Stantec’s performance.

Annual Incentive Bonus

Mr. Gomes receives an annual bonus equal to 1% of Stantec’s annual pre-tax, pre-bonus net income, calculated without regard for any applicable goodwill impairments but, for greater certainty, after accounting for any impairment of other amortizable intangibles. The net income definition used in this Compensation Discussion and Analysis is a non-IFRS measure, is not specifically defined in IFRS, and is not the same as the “net income” standardized meaning prescribed by IFRS and presented in our 2013 Management’s Discussion and Analysis. This non-IFRS measure may not be comparable to similar measures presented by other companies. The closest comparable IFRS measure is net income.

You will see throughout this Compensation Discussion and Analysis that a significant portion of the total cash compensation awarded to executives is tied to the Company’s annual pre-tax, pre-bonus net income. We believe net income is an appropriate measure to use when compensating our executives, particularly our CEO, because it reflects overall earnings performance and requires our leadership to be accountable for revenue growth, expense efficiency, and operational effectiveness. Stantec’s strategic plan focuses on achieving growth organically and by acquisition. Ensuring that profitability is not compromised in pursuit of this goal is key to creating long-term, sustainable shareholder value. This is particularly important in the case of our CEO, who has overall responsibility for executing our strategic plan.

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As a professional consulting firm, Stantec’s pre-tax, pre-bonus net income grows at a fairly steady rate relative to its size and number of employees. Our profit margins are such that large swings in profitability year over year are unlikely to occur unless we achieve significant growth. The board considered the five-year projections for growth when calculating the percentage award for our CEO’s bonus (set out in his employment agreement) and determined that if the projected profitable growth was achieved over the term of the agreement, the expected bonus would be in the median range for bonuses for comparable positions with peers of similar size and would be an appropriate compensation package for the CEO of a company of that size and profitability. Conversely, if Stantec had not grown in a profitable manner over the term of our CEO’s employment contract, his bonus would reflect the failure to achieve these goals.

Deferred Share Units

Mr. Gomes is awarded a grant of deferred share units worth $93,750 each fiscal quarter for the duration of his employment agreement. Each deferred share unit has the same value as one of our common shares; however, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units vest on issuance and will be exercised and paid out in cash upon his death, retirement, or termination from Stantec.

On February 15, 2012, Stantec declared its first quarterly dividend. Concurrent with the adoption of a dividend policy and the declaration of the dividend, the board amended the deferred share units policy to credit Mr. Gomes with additional deferred share units equal to the aggregate amount of dividends he would have been paid if the deferred share units he held on the record date of the dividend had been Stantec common shares on the date Stantec paid the dividend.

The issuance of deferred share units further aligns Mr. Gomes’s interests with those of our shareholders, since he has a vested interest in the total shareholder return achieved through the duration of his tenure as Stantec’s CEO. Mr. Gomes is not eligible to receive options under our employee share option plan.

Retirement Benefits and Service Awards

Mr. Gomes is eligible to participate in the Stantec retirement plans and Milestone Service Award Program (further described under the heading “Retirement Benefits and Service Awards” in the following section) offered to all Stantec employees. We do not offer any special retirement benefits, perquisites, or other executive benefits designed solely for our CEO.

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Executive Compensation

Each of our named executive officers (NEOs), other than the CEO, participates in our executive compensation programs. The graph below illustrates the various elements of their compensation.

Base Salaries

Base salaries for NEOs, other than the CEO, provide a fixed level of compensation at the lower quartile of the market relative to our peer group. In 2012, salaries were generally maintained at current levels, except Mr. DiManno’s salary, which was increased from $300,000 to $350,000 mid-year to reflect an increased level of responsibility and changing market conditions.

Annual Incentive Bonus

The bonus program for the executive leadership team mirrors the broad-based plan used for all bonus-eligible employees. The total bonus pool available to these employees (including the executive leadership team) is a percentage of Stantec’s pre-tax, pre-bonus net income, calculated without regard for any applicable goodwill impairments but, for greater certainty, after accounting for any impairment of other amortizable intangibles (pre-tax, pre-bonus net income). This calculation is approved by the board annually and is the same one used by our board to determine our CEO’s annual bonus.

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The size of the bonus pool depends on Stantec’s performance, specifically whether Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is within the targets identified during the strategic planning process. The bonus pool will be 20% if Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is between 8 and 12%. In cases where Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is less than 8% or greater than 12%, the bonus pool adjusts proportionately to reflect a smaller or larger percentage of pre-tax, pre-bonus net income being available for bonuses. (Net revenue is an additional IFRS measure, and is calculated as gross revenue less subconsultant and other direct expenses. For a further discussion of net revenue and gross revenue, see our discussion under “Definition of Additional IFRS Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2012, filed on www.sedar.com and incorporated by reference.)

For 2012, the bonus pool represented 20.7% of pre-tax, pre-bonus net income, or $42,834,915.

Mr. DiManno and Mr. Nielsen are eligible to receive a maximum of 150% of their base salaries as annual bonuses. Mr. Lefaivre is eligible to receive a maximum of 175% of base salary, and Mr. Allen is eligible to receive 200% of base salary.

The annual incentive bonus for our senior vice presidents is paid out in two parts: 1) the amount paid in cash is 75% and 2) the amount paid in a grant of restricted share units (paid out in cash on the second anniversary of the grant date) is 25%. We believe a portion of our annual incentive plan for NEOs, other than the CEO, should include a short-term, deferred incentive that is tied to the performance of our common shares. This encourages our executives to be accountable for the achievement of annual performance objectives and provides an opportunity for them to realize the benefits (or share the burden) of short term performance of our common shares.

Each restricted share unit is valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days prior to the payout date. The executive forfeits the restricted share units if he is terminated with cause. Restricted share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into common shares. Restricted share units are paid out in the cash value of the units on the second anniversary of the grant date or in the event of the earlier death of the executive.

The restricted share unit plan credits each outstanding unit with additional units on account of the payment of dividends. The number of additional restricted share units issued is equal to the aggregate amount of dividends that would have been paid to the unit holder if each restricted share unit granted and held by the unit holder on the record date had been a Stantec common share, divided by the dividend value. The dividend value means, with respect to each share, the weighted-by-volume average closing price of a share on the TSX for the 10 trading days immediately preceding the applicable dividend payment date. The additional units are, for all purposes, treated as if the additional units had been included in the original grant to which they relate. No additional units are credited to any unit holder in relation to restricted share units that were previously forfeited, cancelled, or paid out as provided under the restricted share unit plan.

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The following table demonstrates the restricted share unit awards to our NEOs, other than the CEO, over the past three years and the realized or realizable pay associated with the grants:

Restricted Share Units (RSUs)

Name	Year	RSUs Granted (#)	Grant Date Fair Value ($)	Distribution Date	RSUs with Dividend Adjustments (#)[1]	Fair Value at December 31, 2012 ($)[2]
Dan Lefaivre	2012 2011 2010	3,121 3,697 3,506	130,000 110,000 100,026	February 26, 2015 February 28, 2014 January 26, 2013	n/a 3,751 3,557	n/a 147,945 140,302
Rich Allen	2012 2011 2010	4,501 5,882 5,688	187,500 175,000 162,279	February 26, 2015 February 28, 2014 January 26, 2013	n/a 5,968 5,771	n/a 235,383 227,620
Tino DiManno	2012 2011 2010	2,641 3,235 3,856	110,000 96,250 110,012	February 26, 2015 February 28, 2014 January 26, 2013	n/a 3,282 3,912	n/a 129,457 154,308
Eric Nielsen	2012 2011 2010	1,860 2,302 2,799	77,500 68,500 79,848	February 26, 2015 February 28, 2014 January 26, 2013	n/a 2,335 2,839	n/a 92,120 112,009

1 The 2012 issuance of restricted share units occurred on February 26, 2013; thus the dividend adjustments for 2012 do not impact this grant.

2 The value of the NEOs’ restricted share units as of December 31, 2012, was calculated using the weighted average of Stantec shares for the last 10 trading days of 2012 ($39.44). Because the 2012 grants were issued in 2013 but relate to 2012 performance, their value is not included in the total.

Stock Options

We have an employee share option plan to provide long-term incentives to key employees, including members of the executive leadership team. The Corporate Governance and Compensation Committee has determined that to avoid excessive dilution of our common shares from stock options, the maximum number of options available for issuance in a given year shall not exceed 0.99% of the issued and outstanding shares of the Company.

In 2012, the Corporate Governance and Compensation Committee identified two key goals from the strategic plan that should tie to the issuance of options: revenue growth and earnings per share growth. Thus, the total amount of options available in any given year is dependent upon 1) the Company’s pre-tax, pre-bonus net income (as defined above) being between 8 and 12% of net revenue and 2) earnings per share (EPS) having grown from the previous year. The maximum number of options will be issued if pre-tax, pre-bonus net income is 12% of net revenue or greater, and if EPS growth of 15% is achieved. EPS is calculated as net income before goodwill impairments (a non-IFRS measure) divided by the weighted average number of common shares outstanding during the period. Each metric is equally weighted when determining the size of the available option pool.

In 2012, the Company’s pre-tax, pre-bonus net income as a percentage of net revenue was 13.3%, and it achieved EPS growth of 17.3% since December 31, 2011. Therefore, a pool of 455,000 options was granted on February 26, 2013. Refer to Schedule C for further details regarding our employee share option plan.

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The February 26, 2013, grant was at an exercise price of $41.75, with a three-year equal vesting schedule. This grant was allocated among 180 Stantec employees, including certain senior executives. Mr. Allen, Mr. Lefaivre, Mr. DiManno, and Mr. Nielsen each received a grant of 5,000 options with a grant date fair value of $55,900. Following the review of our executive compensation program by Aon Hewitt (described in further detail under the “Independent Advice” section of this Compensation Discussion and Analysis), the committee determined that the COO and CFO should be recipients of our stock options, notwithstanding that they were excluded from previous grants to allow for issuance of options to employees who have further room for advancement in the Company.

The review showed that our executive compensation peer group provides a long-term incentive program for all executives; therefore, the committee approved the grant of options to our NEOs, other than the CEO. Our CEO participates in our deferred share unit program as a long-term incentive. The long-term incentive programs offered to our executives will be included in our executive compensation review undertaken in 2013.

Executive leadership team members are granted options on the recommendation of the CEO to the committee. Previous grants of options are taken into account when issuing new options. The decision to award options in a given year to any member of the executive leadership team, other than the CEO, is discretionary.

The following table shows the value of gains realized for the NEOs following the exercise of stock options in 2011 and 2012. Mr. Gomes realized gains on options granted to him prior to becoming CEO. He is no longer eligible to receive options.

	2011 ($)	2012 ($)
Bob Gomes	110,000	-
Dan Lefaivre	85,796	-
Rich Allen	-	87,070
Tino DiManno	105,475	87,150
Eric Nielsen	-	-

The following table outlines the dilution and run rate of Stantec’s employee share option plan for the past two years. Percentages shown are as of December 31 of each year.

Rate	Description	2011	2012
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding divided by the number of common shares outstanding.	3.47%	3.21%
Run Rate	Run rate shows the size of annual share option grants. Run rate is calculated as the total number of share options issued in a year divided by the number of common shares outstanding.	0.90%	0.82%

Retirement Benefits and Service Awards

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. Stantec does not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, Stantec offers three retirement plans: a Group Registered Retirement Savings Plan (RRSP), a Registered Employee Stock Purchase Plan (ESPP), and a Non-Registered Employee Stock Purchase Plan.

Under the Group RRSP Plan, Stantec matches an employee’s contributions at 100% of the first 3% of the employee’s base salary. The Group RRSP contributions are invested in the employee’s choice of 17 different investment funds. Under the Registered and Non-Registered ESPPs, employee contributions are used to purchase Stantec shares.

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Stantec will match employee contributions at 50% of the first 4% of the employee’s base salary to a maximum of 2% of the employee’s base salary. Stantec’s maximum contribution of 2% is applied to both the Registered and Non-Registered ESPPs for a total matching potential of 2% of the employee’s base salary.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions to 100% on the first 3% of the employee’s base salary and cash bonus (together, these are the eligible compensation) and to 50% on the next 2% of eligible compensation. The 401(k) contributions are invested in the employee’s choice of 16 different investment funds. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 1% of eligible compensation if the employee contributes 2% or more and at 0.5% of eligible compensation if the employee contributes 1%.

Stantec’s Milestone Service Award Program recognizes and celebrates our employees for their valued contributions and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is celebrated every five years thereafter. All regular full-time and part-time employees are eligible for the Milestone Award providing they have remained in continuous and uninterrupted service with Stantec for the defined number of years. Canadian employees will receive a one-time lump sum contribution to the employee’s Non-Registered ESPP of $500 per five years of service to a maximum award of $2,000 for 20 years and beyond of service. US/Puerto Rico employees will receive a one-time lump sum contribution, which will be used to purchase Stantec stock under the ESPP, in the amount of US$500 per five years of service to a maximum of US$2,000 for 20 years and beyond of service.

Our Decision-Making Process

The Corporate Governance and Compensation Committee is responsible for determining the principles of executive compensation on behalf of the board and administering executive compensation policies. The committee develops programs designed to effectively achieve the three primary compensation objectives of the Company. Committee members each bring a diverse range of direct experience related to executive compensation, succession planning, and risk management.

The committee is composed of four independent directors. Committee members at 2012 year end were Susan Hartman (chair), Delores Etter, Ivor Ruste, and Tony Franceschini. Ivor Ruste is also chair of the Audit and Risk Committee. This overlap effectively provides a link between the two committees’ risk oversight responsibilities. Detailed biographies of the members, including their experience with respect to executive compensation and risk oversight, can be found under the heading “Committee Reports.”

Approval Process

CEO Compensation

The compensation of the CEO is governed by the terms of his employment agreement, which runs from May 14, 2009, to May 2014. At the time of Mr. Gomes’s appointment to the role of CEO, the Corporate Governance and Compensation Committee was responsible for determining the elements of his employment agreement, recommending them to the board for approval, and negotiating the agreement with him on behalf of the board. The board ultimately approved the final contract.

Executive Compensation

Annually, the Corporate Governance and Compensation Committee reviews and approves the compensation programs available to Company executives and the performance criteria associated with the annual incentive bonus and stock option grants. The compensation of the individual NEOs, other than that of the CEO, is recommended by the CEO and reviewed and approved by the Corporate Governance and Compensation Committee.

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The Corporate Governance and Compensation Committee receives a report from the CEO in September of each year in conjunction with the Company’s strategic planning process. This report outlines any recommended changes for executive compensation in the coming year. At that time, the committee also reviews the Company’s executive compensation policies, including the annual incentive bonus calculation policy, the stock option plan, and the method of calculating the options available for issuance in the coming year. Recommendations for base salary increases are considered and approved by the Corporate Governance and Compensation Committee at its November meeting and take effect in January of the following year. Annual incentive bonus awards and option grants are recommended to the Corporate Governance and Compensation Committee in February by the CEO following substantial completion of the Company’s annual financial statements.

Independent Advice

As part of the Corporate Governance and Compensation Committee’s review of our compensation practices in response to last year’s shareholder advisory vote on executive compensation, the committee retained an independent consultant to provide compensation advisory services. The committee issued a request for proposal to seven firms, and through a selection process, awarded the mandate to Hewitt Associates, LLC, operating as Aon Hewitt, on October 1, 2012.

As part of the selection process, the committee considered whether Aon Hewitt provided compensation advisory services or any other services to management, directors, or members of management personally. Aon Hewitt does not provide compensation services to any of these parties. Aon Reed Stenhouse Inc. and Aon Risk Services Central Inc., both affiliates of Aon Hewitt, provide insurance brokerage services to Stantec for various general liability insurance policies and place certain performance or other bonds necessary in the course of our business. The committee determined that the scope and number of these services would not compromise the ability of Aon Hewitt to provide independent advice related to executive compensation to the committee. The table below sets out the fees paid to Aon Hewitt for its executive compensation engagement and the fees paid to affiliates of Aon Hewitt for the other services described above.

Fees Paid to Compensation Consultants (Aon Hewitt)

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)
2011	Nil	2,690,920
2012	41,983	3,147,334

Aon Hewitt’s mandate was to perform the following:

•	Collect data with respect to Stantec executive compensation programs
•	Analyze and evaluate the data collected
•	Assist the committee in developing and reviewing a compensation comparator peer group
•	Benchmark the data to the peer group and make recommendations related to the Company’s executive compensation programs

The report of Aon Hewitt’s findings was presented to the committee at an in-person meeting on October 31, 2012. Because the nature and scope of the consultant’s mandate was limited to the above parameters, and Aon Hewitt is not providing ongoing advisory services to the committee at this time, the committee determined it was not necessary to put a pre-approval policy in place for other services rendered by Aon Hewitt or its affiliates. The committee is determining its need for ongoing executive compensation advisory services in 2013, and as part of that determination, is considering the need for a related preapproval policy.

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Benchmarking

Historically for our executives, the Corporate Governance and Compensation Committee has targeted base salaries that provide a fixed level of compensation at the midrange for comparable positions and annual incentive bonuses and long-term incentives at higher-than-market ranges if applicable performance goals are met. Benchmarking was done based on management and industry surveys and management’s internal assessment of market salaries and target bonuses for similar positions.

In October 2012, Aon Hewitt performed executive compensation benchmarking against a comparator group of fifteen compensation peer companies, listed below. While developing the list, the committee considered industry classification, country of residence, total revenue, and market capitalization of each peer to create a comparator group that reflects a range of relevant industry peers, and peers of a similar size and location.

Company Name	GICS Sub-Industry Classification	Country	Total Revenue ($) (mm)	Market Capitalization ($) (mm)
URS Corp	Construction & Engineering	US	9,381	2,751
SNC-Lavalin Group, Inc.	Construction & Engineering	Canada	6,971	5,779
Quanta Services, Inc.	Construction & Engineering	US	4,545	5,201
Chicago Bridge & Iron, Co.	Construction & Engineering	US	4,473	3,720
Foster Wheeler AG	Construction & Engineering	US	4,404	2,553
Mastec Inc.	Construction & Engineering	US	2,957	1,588
AECON Group Inc.	Construction & Engineering	Canada	2,800	711
WS Atkins	Business Support Services	UK	2,678	1,075
Tetra Tech Inc.	Environmental & Facilities Services	US	1,762	1,649
Churchill Group	Construction & Engineering	Canada	1,362	230
IHS Inc.	Research & Consulting Services	US	1,303	6,240
Dycom Industries Inc.	Construction & Engineering	US	1,181	468
Bird Construction	Construction & Engineering	Canada	942	601
Genivar, Inc.	Construction & Engineering	Canada	630	1,143
Michael Baker Corp.	Construction & Engineering	US	529	221
Stantec Inc.	Research & Consulting Services	Canada	1,681	1,584

Aon Hewitt’s findings indicated that our NEOs base salaries are generally at or below the 25th percentile, and total cash compensation and total direct compensation are in the lower-to-median pay levels. Aon Hewitt’s findings will be used in the Corporate Governance and Compensation Committee’s 2013 Plan to continue its review and redevelopment of the Company’s executive compensation plans.

Risk Mitigation in Our Compensation Programs

As part of its mandate, the Corporate Governance and Compensation Committee continuously reviews our compensation programs to align the pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk taking by our executives. The following components in our executive compensation programs mitigate risk:

Mix of Fixed and At-Risk Pay

The Company offers an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives to its executives. The performance metric of pre-tax, pre-bonus net income used for our annual incentive bonus program for our CEO, and our bonus-eligible employees generally, ensures that the interests of our executives are aligned with achieving profitable growth year over year. By paying 25% of the annual incentive bonus for executives, other than the CEO, in restricted share units with a two-year payout period, the executive is incented to make decisions that are in the long-term interests of shareholders. Stock options awarded to our executives, other than the CEO, vest over a three-year period, motivating executives to create long-term shareholder value. The long-term incentive award of deferred share units to our CEO is not monetized until he retires, motivating him to create longer-term shareholder value for the duration of his tenure as CEO.

2013 MANAGEMENT INFORMATION CIRCULAR	45

Executive Leadership Succession Planning

The committee is responsible for oversight of the executive leadership succession planning process, particularly with respect to CEO succession planning. The committee receives a quarterly report from the CEO about the critical and long-term succession planning measures for the CEO and the key leadership positions in the Company. The committee has adopted a CEO succession-planning framework outlining the steps the committee takes in accordance with its work plan to manage both critical and long-term succession planning. At each in-person meeting, the board hears presentations from and meets with key employees who are also potential successor candidates for executive positions. This ensures the board has access to and engagement with a robust internal candidate pool.

Share Ownership Requirements

All executives have a share ownership requirement to align their interests with those of our shareholders. Details of the equity ownership of each NEO and compliance with our requirements can be found under the heading “Share Ownership Requirements” in the “Executive Compensation Plan Information” section following this Compensation Discussion and Analysis.

Executive Compensation Clawback Policy

In 2012, the board adopted an executive compensation clawback policy. The board may, in its sole discretion, to the full extent permitted by law and to the extent it determines that it is in the Company’s best interests to do so, require reimbursement of full or partial compensation from an executive or former executive in situations where:

•

the amount of a bonus or incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; and

•

the amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported would have been lower than the amount actually awarded or received

No Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in value of equity securities of the Company.

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Performance Graph

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2007, assuming reinvestment of dividends, against the total return of the S&P/TSX Composite Index.

Cumulative Return on $100 Investment Assuming Reinvestment of Dividends

Overall, the total compensation awarded to our named executive officers has remained relatively consistent in the past five years. The realized value of compensation awarded that is tied to the Company’s share performance—namely DSUs awarded to our CEO and RSU and stock option grants for NEOs (other than the CEO)—will align with shareholder value realized over the term of the awards. Our annual bonuses are responsive to the Company’s annual performance, as described in this Compensation Discussion and Analysis, although they are earned on measures other than short-term share price performance. We believe the performance measures used to assess compensation awards for our executives align well with our stated compensation philosophy of attracting and retaining the leadership Stantec depends on for its success. The performance measures also align total compensation with the interests of our shareholders by motivating our leadership team to achieve short- and long-term financial and strategic objectives that will ultimately enhance shareholder value.

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Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO and CFO and the next three most highly compensated executive officers, who are, collectively, our named executive officers.

Name and Principal Position	Year	Salary ($)	Long-Term Compensation ($)			Non-Equity Incentive Plan Compensation ($)		Pension Value[3] ($)	All Other Compensation ($)	Total Compensation ($)
			Share- Based Awards[1]		Option- Based Awards[2]	Annual Incentive Plan (Bonus)	Long-Term Incentive Plans
BOB GOMES President and CEO	2012 2011 2010	375,005 375,005 375,005	394,538 375,000 375,000	[4] [4] [4]	- - -	2,073,275 1,753,870 1,673,720	- - -	7,500 17,452 18,750	- - -	2,850,318 2,521,327 2,442,475
DAN LEFAIVRE Senior Vice President and CFO	2012 2011 2010	300,008 299,046 275,009	130,000 110,000 100,026	[5] [5] [5]	- 55,000 -	390,000 330,000 300,000	- - -	15,000 14,952 13,751	- - 1,800[6]	835,008 808,998 690,586
RICH ALLEN[7] Senior Vice President and COO	2012 2011 2010	374,853 370,916 386,366	187,500 175,000 162,279	[5] [5] [5]	- - -	562,500 525,000 486,817	- - -	19,135 17,415 19,457	8,499[8] 11,441[8] 20,195[9]	1,152,487 1,099,772 1,075,114
TINO DIMANNO Senior Vice President	2012 2011 2010	323,084 300,008 300,008	110,000 96,250 110,012	[5] [5] [5]	42,350 55,000 -	330,000 288,750 330,000	- - -	15,952 15,000 15,000	- 2,250[6] -	821,386 757,258 755,020
ERIC NIELSEN[7] Senior Vice President	2012 2011 2010	378,575 374,598 390,202	77,500 68,500 79,848	[5] [5] [5]	42,333 55,000 -	232,500 205,500 199,066	- - -	15,956 15,588 16,734	9,767[8] 15,877[9] 14,623[8]	756,631 735,063 700,473

1 Mr. Gomes receives share-based awards in the form of deferred share units. He is awarded a quarterly allotment of units with a cash value of $93,750 at the time of grant. The number of units granted is based on the closing market price of Stantec’s shares on the grant date. All other NEOs receive share based awards in the form of restricted share units. The cash value of the units awarded is equal to 25% of the recipient’s annual incentive bonus. The number of units granted is based on the closing market price of Stantec’s shares on the grant date.

2 Options for common shares of Stantec. No options were granted to any employee of Stantec during the 2010 calendar year. The fair values of options disclosed in this table have been estimated at the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions: 2012: Option Life = 7 years, Risk-Free Interest Rate = 1.39, Volatility = 39.08%, and Expected Hold Period to Exercise = 4.5 years; 2011: Option Life = 7 years, Risk-Free Interest Rate = 2.63, Volatility = 37.05%, and Expected Hold Period to Exercise = 5.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 share-based payments used for accounting purposes. Although there were no options with a grant date of 2010, options were granted in 2011 that were tied to Stantec’s performance in 2010. Options were granted in 2013 that were tied to Stantec’s performance in 2012. The grant date fair value of these options will appear in this column in next year’s circular as follows: Dan Lefaivre–$55,900, Rich Allen–$55,900, Tino DiManno–$55,900, and Eric Nielsen–$55,900.

3 Represents payments to the executive officer’s registered retirement savings/employee share purchase plan.

4 Bob Gomes was awarded deferred share units as prescribed under his employment agreement with the Company for his role as president and CEO. In 2012, Mr. Gomes was credited with additional deferred share units to account for the issuance of dividends. Further details regarding Mr. Gomes’s employment contract are found under the heading “CEO Compensation.”

5 Represents the grant date fair value of restricted share units awarded to the executive. The 2012 restricted share units were granted on February 26, 2013, at a price of $41.65 per unit. Further details regarding the restricted share unit plan can be found under the heading “Executive Compensation.” The restricted share units represent 25% of short-term incentive compensation (the remaining 75% appears in the Annual Incentive Plan [Bonus] column).

6 Represents a payment to the executive officer for a Milestone Service Award. Mr. Lefaivre received recognition for 20 years of service in 2010. Mr. DiManno received recognition for 25 years of service in 2011.

7 Mr. Allen and Mr. Nielsen receive their base salary, bonus, long-term incentive, pension, and other compensation in US dollars. The amounts reflected in the table above are the Canadian dollar equivalents of US compensation based on an average annual currency exchange rate. In 2012, the exchange rate was $0.9996; in 2011, $0.9891; and in 2010, $1.0303. Mr. Allen and Mr. Nielsen’s salaries have remained at a constant rate (in US dollars) since 2009.

8 Represents a payout to the executive officer of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies.

9 Represents a payout to the executive officer of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies, as well as a payout to the executive for a Milestone Service Award. Mr. Allen received recognition for 5 years of service in 2010, and Mr. Nielsen received recognition for 25 years of service in 2011.

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Outstanding Option-Based and Share-Based Awards

	Option-Based Awards[4]				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-The- Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Been Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)[2]	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)[3]
Bob Gomes	10,000 10,000 7,500	20.37 30.61 29.40	August 18, 2013 August 17, 2014 August 18, 2015	362,825	-	-	1,963,214
Rich Allen	10,000 7,500	30.61 29.40	August 17, 2014 August 18, 2015	169,025	11,739	463,003	0
Dan Lefaivre	5,000 5,000 5,000	30.61 29.40 28.65	August 17, 2014 August 18, 2015 January 28, 2018	152,950	7,308	288,246	0
Tino DiManno	5,000 10,000 7,500 5,000	20.37 30.61 29.40 28.65	August 18, 2013 August 17, 2014 August 18, 2015 January 28, 2018	321,425	7,195	283,764	0
Eric Nielsen	10,000 10,000 7,500 5,000 5,000	20.37 30.61 29.40 28.65 29.75	August 18, 2013 August 17, 2014 August 18, 2015 January 28, 2018 February 28, 2019	468,325	5,176	204,130	0

1 The closing price of Stantec shares of $39.75 as of December 31, 2012, was used for the purpose of calculating the aggregate value.

2 Mr. Lefaivre, Mr. Allen, Mr. DiManno, and Mr. Nielsen received restricted share units on February 26, 2013, February 28, 2012, and January 26, 2011; however, each of these restricted share unit grants are related to 2012, 2011, and 2010 executive compensation, respectively, since a portion of each executive’s cash bonus was directed toward the issuance of these units. The weighted average of Stantec shares for the last 10 trading days of 2012 was $39.44, which was used for the purpose of calculating the aggregate value.

3 Mr. Gomes was awarded deferred share units through his employment contract for 2012, the value of which is reflected in the summary compensation table under the column Long-Term Compensation, Share-Based Awards, and the entire 2012 grant vested in 2012. The weighted average of Stantec shares for the last 10 trading days of 2012 was $39.44, which was used for the purpose of calculating the aggregate value.

4 The options granted to the named executive officers in 2013, and described on page 46 of this circular, were not included in this table this year because such options were not outstanding at December 31, 2012.

Incentive Plan Awards—Value Vested or Earned During the Year

Name	Option-Based Awards— Value Vested during the Year ($)[1]	Share-Based Awards— Value Vested during the Year ($)	Non-Equity Incentive Plan Compensation— Value Earned during the Year ($)
Bob Gomes	0	394,538	2,073,275
Rich Allen	0	0[2]	562,500
Dan Lefaivre	0	0[2]	390,000
Tino DiManno	0	0[2]	330,000
Eric Nielsen	0	0[2]	232,500

1 The closing price of Stantec shares on the date on which options vested in 2012 was lower than the exercise price of such options.

2 Although Mr. Lefaivre, Mr. Allen, Mr. DiManno, and Mr. Nielsen received restricted share units as part of their 2011 and 2012 compensation, none of these units have vested. Further details regarding the restricted share unit plan can be found under the heading “Executive Compensation.”

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Executive Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options (a) (#)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)
Equity compensation plans Approved by security holders	1,475,823	28.79	1,165,400	[1]

1 This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec share option plan (4,487,026), less the 1,845,803 Stantec options that have been exercised, less the 1,475,823 Stantec options outstanding as at December 31, 2012.

Terms of the Stantec Option Plan

Refer to Schedule C for a detailed description of the Stantec employee share option plan.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning the interests of our executives and our shareholders. As a result, the board adopted share ownership requirements for executive officers.

In a year where the Company recognizes a goodwill impairment, the board can increase share ownership requirements by up to 30% of the executive’s base salary for executives who held an executive position at the time of the impairment. In 2009, the Company recognized a goodwill impairment charge; thus, the board increased the target ownership levels of each member of the executive leadership team who held such a position with the Company in 2009 by 10% of his base salary. Thus, our CEO is required to own 3.1 times his base salary in shares or deferred share units, and at least 2 times his base salary must be held in shares. All NEOs are required to own 1.1 times their base salaries in shares. Restricted share units do not count toward ownership requirements because the units vest within two years of grant and we believe a longer time horizon should be associated with ownership requirements.

The table below sets out the common shares and either deferred share units or restricted share units held by each NEO, his share ownership expressed as a percentage of base salary, demonstrating compliance with our policy as of December 31, 2012, and the total amount of equity held by the NEO that is at risk. The value of our common shares used for the purpose of this calculation is the closing market price on the Toronto Stock Exchange on December 31, 2012, which was $39.75. The value of each restricted share unit and deferred share unit in the table below was calculated using the weighted-by-volume average of Stantec shares for the last 10 trading days of 2012 ($39.44).

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of DSUs Held ($)	Eligible Value as a Multiple of Base Salary[1]	Meeting Guideline?	Value of RSUs Held ($)	Total Value at Risk ($)[2]
Bob Gomes	3,263,475	1,963,214	13.94		n/a	5,226,689
Rich Allen	780,173	n/a	2.08		463,003	1,243,176
Dan Lefaivre	906,499	n/a	3.02		288,246	1,194,745
Tino DiManno	456,926	n/a	1.41		283,764	740,690
Eric Nielsen	2,256,568	n/a	5.96		204,130	2,460,698

1 The value of the restricted share units held by executive officers does not count toward our minimum equity requirements. As such, the value of restricted share units held by executive officers is not included in this calculation. Because deferred share units are permitted to be held as part of Mr. Gomes’s minimum equity requirements, we have included the value of his deferred share units in this calculation.

2 The total value at risk for our CEO includes the common shares he holds and his deferred share units. The total value at risk for the remaining NEOs includes the common shares they hold and their restricted share units.

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EMPLOYMENT CONTRACTS

Benefits on Termination and Change of Control

The following tables summarize the payments which would be owed to each of our NEOs in the event of the termination of their employment or a change of control:

Benefits on Termination and Change of Control for Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled[1]	Termination for Cause
Annual Bonus Program	Forfeits bonus eligibility	No bonus eligibility other than as may be calculated in severance payment	No bonus eligibility other than as may be calculated in severance payment	Not eligible for annual bonus
Vested Stock Options2	Must exercise within 30 days of effective date of resignation All unexercised options cancelled	Must exercise options within 30 days of effective date of resignation	Must exercise within 30 days of effective date of resignation.	Must exercise within 30 days of effective date of resignation All unexercised options cancelled
Unvested Stock Options2	Cancelled	Cancelled	All options immediately vest and must exercise within 30 days of effective date of resignation	Cancelled
Deferred Share Units	Payout of previously granted DSUs within 60 days of resignation.	Payout of previously granted DSUs within 60 days of termination.	Payout of previously granted DSUs within 60 days of resignation	Payout of previously granted DSUs within 60 days of termination
Other Benefits including RRSP and ESPP Programs	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable	Unpaid salary earned to the date of termination together with the greater of 1) a pro-rated bonus for the year in which the termination of employment occurs or 2) $1,000,000	Unpaid salary earned to the date of cessation of employment together with the greater of 1) a pro-rated bonus for the year in which the cessation of employment occurs or 2) $1,000,000	No severance payable

1 The “double trigger” provisions are fulfilled if 1) a change of control occurs and 2) within six months preceding or two years following a change of control, (a) his salary is reduced or (b) his bonus is reduced to less than his previous year’s bonus. A change of control, for the purpose of Mr. Gomes’s employment agreement, would occur when a person acquires more than 50% of our common shares or when the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board.

2 While Mr. Gomes is not eligible to receive options in his capacity as CEO, he was issued options prior to the commencement of his current role.

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Mr. Gomes’s contract also restricts him from competing with Stantec for a period of two years and from soliciting our employees or clients or performing work for our clients for a period of two years following the termination of his employment.

Benefits on Termination and Change of Control for Our NEOs Other Than Our CEO

	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled[1]	Termination for Cause
Annual Bonus Program	Forfeits bonus eligibility	No bonus eligibility other than as may be calculated in severance payment	No bonus eligibility other than as may be calculated in severance payment	Not eligible for annual bonus
Vested Stock Options	Must exercise within 30 days of effective date of resignation. All unexercised options cancelled	Must exercise within 30 days of effective date of resignation	Must exercise within 30 days of effective date of resignation All unexercised options cancelled	Must exercise within 30 days of effective date of resignation All unexercised options cancelled
Unvested Stock Options	Cancelled	Cancelled	All options immediately vest and must exercise within 30 days of effective date of resignation	Cancelled
Restricted Share Units	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Immediately vests and payment of Special Value calculated in accordance with the terms of the RSU plan Double trigger requirement does not apply[2]	Forfeits all unvested and unpaid RSUs
Other Benefits Including RRSP and ESPP Programs	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable	The greater of (1) a pro-rated bonus based on previous year’s annual bonus and a payment in the sum of $300,000 or (2) working notice or pay in lieu equal to one month per year of service to a maximum of 18 months	The greater of (1) a pro-rated bonus based on previous year’s annual bonus and a payment in the sum of $300,000 or (2) working notice or pay in lieu equal to one month per year of service to a maximum of 18 months	No severance payable

1 The “double trigger” provisions are fulfilled if 1) a change of control occurs and 2) within six months preceding or two years following a change of control, (a) his salary is reduced or (b) his bonus is reduced to less than his previous year’s bonus. A change of control, for the purpose of the employment agreements, would occur when a person acquires more than 50% of our common shares or when the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board.

2 Double trigger requirement does not apply with respect to previously granted restricted share units. Change of control for the purposes of triggering a right to payment of the “Special Value” of RSUs is deemed to occur if “… any person or any group of two or more persons acting jointly or in concert acquires (within the 12 month period preceding the most recent acquisition by such persons), directly or indirectly, or acquires the right to control or direct the beneficial ownership of the Corporation possessing 50% or more of the outstanding total voting power of the securities of the Corporation or any successor to the Corporation, in any manner…”. Special value is based either on the weighted average price paid by the acquirer for the common shares or the volume weighted average on the TSX, as further described in the RSU plan.

All NEOs, other than our CEO, have contracts restricting them from soliciting our employees or clients or performing work for our clients for a period of one year following termination of employment.

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Termination Payment Calculation

The following table presents the amount we would have to pay to each NEO in the event that the triggering event, that is, a termination without cause or a change of control payment trigger, occurred on the last business day of Stantec’s most recently completed financial year:

Name	Currency	Termination Payout ($)
Bob Gomes	CAD	2,083,275
Rich Allen	USD	830,786
Dan Lefaivre	CAD	630,000
Tino DiManno	CAD	588,750
Eric Nielsen	USD	568,089

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ADDITIONAL INFORMATION

CURRENCY

Unless otherwise indicated, the dollar amounts presented in this information circular refer to Canadian dollars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

2013 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 14, 2013, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2013 annual shareholder meeting.

CONTINUOUS DISCLOSURE

To obtain copies of this circular, the Company’s Annual Information Form for the year ended December 31, 2012, or the Company’s Financial Review (which includes the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis) for the year ended December 31, 2012, do one of the following:

•	Go to the Company’s website at www.stantec.com to make copies.
•	Request mailed copies from the corporate secretary at 10160 – 112 Street, Edmonton, Alberta T5K 2L6.

You may also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities through the Internet at SEDAR and www.sedar.com. Financial information for Stantec is provided in the Company’s Comparative Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012. Both documents can be found in our 2012 Financial Review.

NORMAL COURSE ISSUER BID

On May 30, 2012, we announced our intention to make a normal course issuer bid starting June 1, 2012, and expiring no later than May 31, 2013. During this period, we are permitted to acquire up to 1,372,282 common shares. This is approximately 3% of the issued and outstanding common shares at the time of the issuer bid’s announcement. In 2012, we did not repurchase common shares.

We believe that, at certain times, the market price of our common shares may not adequately reflect the value of our business and our future business prospects. As a result, we believe that our outstanding common shares may, at such times, represent an attractive investment and an appropriate and desirable use of our available funds. The purchase of our common shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Regardless of the motivation, we intend to cancel such shares once purchased.

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Purchases will be made through the TSX facilities, in accordance with its bylaws, rules, and policies. We will pay the market price for any common shares we acquire.

You may contact us at 10160 – 112 Street, Edmonton, Alberta T5K 2L6 to obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid that we filed with the TSX.

SHAREHOLDER FEEDBACK

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders. The Company invites shareholder to comment using the following contact information:

Investor Relations

Telephone: (780) 969-3349

Fax: (780) 917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

10160 – 112 Street

Edmonton, Alberta, Canada T5K 2L6

Telephone: (780) 917-7000

Fax: (780) 917-7330

Website: www.stantec.com

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J. D. Alpern

Vice President, Secretary and General Counsel

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SCHEDULE A

ACTIVITIES OF THE AUDIT AND RISK COMMITTEE IN 2012

The Audit and Risk Committee met four times in 2012 and in accordance with its charter and internal work plan, accomplished the following:

Financial Reporting

Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, the related financial press releases, and Annual Information Form
Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and financial press releases
Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to Stantec’s financial reporting, and the disclosure of critical accounting policies
Reviewed with management on a quarterly basis the indicators of impairment to the Company’s goodwill
Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting, Disclosure Controls and Procedures and Internal Audit

Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president and CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required under requirements adopted by the Canadian Securities Administrators and as required by SOX
Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA
Reviewed and approved the internal audit plan
Examined the reports of the internal auditor concerning the effectiveness of internal control
Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company
Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings
Received the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

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External Auditors—The Shareholders’ Auditors

Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor
Reviewed the external auditor’s annual client services plan
Evaluated the external auditor’s performance
Reviewed and approved proposed external audit fees for the year
Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor
Approved all audit and preapproved all non-audit services provided by the external auditor
Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

Focused on reviewing the risks Stantec faced in 2012 in the context of changing economic and risk environments. The committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures
Reviewed significant credit and market risk exposures, industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the board strategy session
Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives
Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and CEO
Completed reviews of management’s risk assessments required for all major acquisitions approved by the board during the year
Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks
Reviewed the impact of the Company’s capital structure on its current and future profitability
Reviewed the disclosure regarding risk and risk factors in Stantec’s Management’s Discussion and Analysis and Annual Information Form

Other Matters

Reviewed and revised the Audit and Risk Committee Terms of Reference and work plan
Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Conduct or concerns relating to accounting, internal accounting controls, or auditing matters
Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process
Reviewed a quarterly report from the CFO regarding use of the Company’s private aircraft

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SCHEDULE B

ACTIVITIES OF THE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE IN 2012

The Corporate Governance and Compensation Committee met six times in 2012 and, in accordance with its terms of reference and internal work plan, accomplished the following:

Corporate Governance Process Review

Reviewed corporate policies and procedures for each of the following key governance areas:
•	Corporate strategy and strategic planning
•	Annual budgeting
•	Identification of principal business risks and systems for managing such risks
•	CEO and senior management succession planning
•	Corporate communications
•	Corporate internal controls and management information systems
Reviewed all board-approved policies and reported back to the board
Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee
Ensured that each committee reviewed its terms of reference and updated them as required
Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States
Reviewed compliance with senior executive and CEO share ownership requirements

Board of Directors Governance

Determined the criteria, profile, and qualifications for new nominees to fill vacancies on the board
Developed an internal continuing education program for current directors
Conducted the annual board assessment and individual director assessment process
Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee
Set the number of directors and the membership of committees for the year for recommendation to the board
Reviewed director compliance with share ownership requirements

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Compensation Matters

Reviewed the adequacy and form of compensation of directors and made recommendations back to the board
Reviewed the compensation policy for outside directors and confirmed the deferred share units to be issued
Conducted a request for proposal and engagement process to retain an independent compensation consultant
Developed an updated peer group for the purpose of benchmarking our executive compensation
Reviewed the CEO’s compensation package and planned for the upcoming review date for the CEO’s contract in 2014
Reviewed the Company’s executive compensation package and its related policies
Engaged with shareholders through the Company’s investor relations team following our first annual advisory vote on executive compensation
Reviewed and approved the CEO’s recommendations for 2012 compensation for the Company’s executive leadership team
Reviewed and approved the issuance of restricted share units to the executive leadership team
Reviewed and approved the 2012 option grant to the executive leadership team

Performance Review and Succession Planning

Developed annual performance objectives for the CEO for 2013
Reviewed the performance of the CEO on a quarterly basis against his 2012 objectives in a session conducted in camera with the CEO
Reviewed the CEO succession planning measures and developed both an emergency plan and a strategic long-term plan for CEO succession
Developed a CEO succession planning framework for the board, committee, and management
Reviewed the CEO’s succession plans for the executive leadership team on a quarterly basis in a session conducted in camera with the CEO

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SCHEDULE C

STANTEC EMPLOYEE SHARE OPTION PLAN INFORMATION

The following description of the Stantec employee share option plan includes references to the board. This reference is inclusive of the Corporate Governance and Compensation Committee, as the board has delegated its authority, as permitted under the plan. Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the board, including the vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The board establishes the exercise price for options when they are issued, which in all cases, cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option that is, for whatever reason, cancelled or terminated without having been exercised is again available for grant under the employee share option plan.

The maximum number of common shares that may be reserved for issuance to insiders under the employee share option plan is 10% of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares that may be issued to insiders under the plan within a one-year period is 10% of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one-year period. The maximum number of common shares that may be issued to any one insider under the employee share option plan within a one-year period is 5% of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one-year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares that may be reserved for issuance to any one person is 5% of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the board will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option he/she holds ceases to be exercisable 30 days after he/she becomes ineligible, and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution. Following the death of an option holder, his or her legal representative may exercise the options within six months after the date of death, but only to the extent that the options were, by their terms, exercisable on the date of death.

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Under the employee share option plan, the expiry date of options expiring during a blackout period is automatically extended to 10 business days following the lifting of the blackout. In the event that the term of an option expires within a blackout period or within 3 trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is 10 trading days following the end of the blackout period, and such expiry is not subject to the discretion of the board.

Shareholder approval is required for employee share option plan amendments that concern the following:

1	Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

2	A reduction in the exercise price or purchase price of an option (other than for standard antidilution purposes, such as in the case of a share split, a share consolidation, or a stock dividend) held by or benefiting an insider

3	An increase in the maximum number of common shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time

4	An extension of the term of an option held by or benefiting an insider

5	Any change to the definition of “eligible person” in the employee share option plan that would have the potential to broaden or increase insider participation

6	The addition of any form of financial assistance

7	Any amendment to a financial assistance provision that is more favorable than the existing plan to participants of the employee share option plan

8	The addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

9	The addition of a deferred or restricted share unit or any other provision that results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

10	Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

The board may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above, including, without limitation, the following:

1	Amendments of a housekeeping nature

2	A change to the vesting provisions of an option or the employee share option plan

3	A change to the termination provisions of an option or the employee share option plan that does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

4	The addition of a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying securities from the employee share option plan reserve

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